Morse, Zelnick, Rose & Lander
A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE
NEW YORK, NEW YORK 10022
212-838-1177
FAX – 212-208-6809

February 26, 2014

WRITER’S DIRECT LINE
(212) 838-8599

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:      Pamela Long, Assistant Director
David Korvin, Law Clerk

Re:         Methes Energies International, Ltd.
Registration Statement on Form S-3
Filed January 13, 2014
File No. 333-193341

Dear Sirs and Mesdames:

This letter responds to the Staff’s comment letter dated February 11, 2014 regarding the above-referenced registration statement filed by Methes Energies International Ltd. (“Company” or “Methes”).  For ease of reference, your inquiries have been incorporated in this letter and precede our responses.  If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

General

1.
We note that you filed your registration statement more than 45 days after the end of your fiscal year.  As you did not have reportable income in either fiscal year 2011 or 2012, you will need to include your audited financial statements for fiscal year 2013 before we will accelerate the effective date of your registration statement.  Refer to Rule 8-08 of Regulation S-X.

We do not agree that the registration statement (which was filed on January 13, 2014) was filed more than 45 days after the end of the Company’s fiscal year on November 30, 2013.  However, we acknowledge that in accordance with Rule 8-08 of Regulation S-X, the Company will need to include audited financial statements for the fiscal year 2013 prior to the effective date of the registration statement.  To that end, the registration statement has been updated to include audited financial statements for the fiscal year 2013 by incorporating by reference into the Prospectus the Company’s Annual Report on Form 10-K for the year ended November 30, 2013.

Fee Table

2.
The presentation of the information about the shares you are registering in the fee table does not appear to be consistent with the information on the cover page.  Your prospectus cover page identifies a January 2104 Private Placement in which you issued Common Stock Units to an accredited investor that were comprised of a total of 50,000 shares of common stock and  warrants exercisable for 50,000 shares of common stock.  The fee table seems to incorporate these shares into shares underlying units from the Common Stock Unit Offering.  It is also unclear where in the fee table the 50,000 shares issued as part of the compensation paid to a consultant appears.  Please revise to reconcile these disclosures. Please also ensure that the information in your Selling Stockholders section and footnotes thereto is consistent with this information.

In response to this comment, the fee table has been revised to separately list the securities from the January 2014 Private Placement and the 50,000 shares issued as part of the compensation paid to the consultant to be consistent with the information on the cover page .  In addition, the Selling Stockholders section and footnotes have been revised to ensure consistency with this information.

United States Securities and Exchange Commission
Division of Corporation Finance
February 26, 2014

Prospectus Cover Page

3.
We note that you appear to be registering the resale of common stock that is included in units that are themselves subject to outstanding warrants issued to Representatives or Placement Agents in your initial public offering, Series A-1 Unit Offering, Series A-2 Unit Offering and Common Stock Unit Offering.  Please note that it is not appropriate to register the resale of common stock underlying a convertible security that has not yet been issued unless the selling shareholder is irrevocably bound to purchase the convertible security and is at market risk at the time the registration statement is filed. For example, if you issued Representatives’ Warrants to acquire Units comprised of common stock and Class A and B warrants, it is not appropriate at this time to register the resale of shares underlying the Class A and B warrants in those Units if the Representatives must first exercise the Representatives’ Warrants to acquire the Units.  In that case, the private placement of the Units including the Class A and B warrants is not complete and the Representatives are not currently at market risk for the Units or warrants.  Similarly, it is premature at this time to register the Placement Agents’ resale of common shares issuable upon conversion of preferred stock or the exercise of a warrant that is part of a Unit from the Series A-1 or A-2 Unit Offering or the Common Stock Unit Offering prior to the Placement Agents’ exercise of their warrants to acquire those Units including the preferred stock and warrants.  Please revise your registration statement as necessary to remove the resale of all shares whose immediately overlying convertible security has not yet been issued.  Please see our Securities Act C&DI paragraph 139.11 for more information.

In response to this comment, the registration statement has been revised to remove the resale of all the shares whose immediately overlying convertible security has not yet been issued.  In addition, the calculation of beneficial ownership in the Selling Stockholders table now reflects that the Company has waived the one-year exercise restriction on the Common Stock Unit Agent’s Warrants which are now immediately exercisable.

Summary, page 4

4.
We note that instead of summarizing your offering, your prospectus simply lists the unregistered shares that you intend to offer in this registration statement.  Please revise your summary so that it provides an overview of the key aspects of your offering.  Refer to Item 503(a) of Regulation S-K.  In revising your summary, please note that it currently contains complicated legal terminology that would be difficult for most investors to understand.  Refer to Rule 421 of the Securities Act.

In accordance with our discussion with the Staff, this comment has been withdrawn and as a result no response is necessary.

United States Securities and Exchange Commission
Division of Corporation Finance
February 26, 2014

Selling Stockholders, page 7

5.
In this or another appropriately captioned section, please clearly describe the material terms of each of the offerings in which the selling stockholders acquired the shares you are registering for resale.  For example, for each offering, please disclose the following:

●	Date of sale;
●	Type and amount of securities sold and the proceeds raised in the offering;
●	Exemption from registration you relied upon, including a brief statement of facts supporting use of the exemption;
●	Any warrants or other securities granted to the Representatives or Placement Agents; and
●	Terms of conversion or exercise of any convertible securities or warrants included in any Units or otherwise included in the offering.

Additionally, please ensure that this revised disclosure is consistent, and can easily be read in connection, with the disclosure provided in your fee table.

In response to this comment, a description of the material terms of each of the offerings in which the selling stockholders acquired the shares being registering for resale has been added to this section preceding the Selling Stockholders Table.  Also, to ensure that this disclosure is consistent and can easily be read in connection with the disclosure provided in the fee table, the paragraphs have been arranged in the same order as the disclosure in the fee table.

Yours truly,

/s/ John C. Hui
John C. Hui